This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.
BC FORM 53-901F
(Previously Form 27)
Securities Act
MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

Entourage Mining Ltd., Suite 614-475 Howe Street, Vancouver, BC, V6C 2B3

Item 2: Date of Material Change

April 8, 2005

Item 3: Press Release

April 8, 2005

Item 4: Summary of Material Change

Entourage Mining Ltd. (the “Company”) wishes to report that the Company has entered into an option agreement with United Carina Resources Corp. (“United Carina”, TSXV:UCA) whereby Entourage can earn a twenty percent (20%) interest in certain claim blocks consisting of 14,529 hectares (35,800 acres) of prospective uranium properties located in the Hatchet Lake area of the eastern Athabaska Basin in north-central Saskatchewan.

Item 5: Full Description of Material Change

The properties are contiguous and have been subject to previous exploration for uranium; one surface showing yielded assays ranging from 0.3 per cent U3O8 to 1.4 per cent U3O8. An additional claim block in the area, that has been staked but not yet registered, will become part of the agreement upon registration. The properties are located 30 kilometers north and northeast of four known uranium deposits (Rabbit Lake, McLean Lake, Collins Bay and Eagle Point). United Carina will be the operator of the project and Dave Billard, of Saskatoon, Sask., will be the qualified person for the project.

To exercise its option and acquire the 20% interest, the Company will make a cash payment of $40,000 to United Carina and participate in the exploration program by making expenditure contributions of $100,000 per year for two years for a total of CDN $200,000 over two years.

Item 6: Reliance on section 85 (2) of the Act

NA

Item 7: Omitted Information

NA

Item 8: Senior Officers

Gregory F. Kennedy, President (604-669-4367)
Paul Shatzko, Chairman, (604-688-8286)

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, British Columbia this 8th day of April 2005.

“Gregory F. Kennedy”

________________________________________
Gregory F. Kennedy, President